SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 3)*

Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 815,394
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 815,394

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    815,394

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    27.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Robotti & Company, Incorporated
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 557,211
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 557,211

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     557,211

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
     18.5%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 5,784
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 5,784

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,784

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

---

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

---

3. SEC Use Only

---

4. Source of Funds
    WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 551,427
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 551,427

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    551,427

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (11)
    18.3%

---

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons.
   Suzanne Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 4,765
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 4,765

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    4,765

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
   Suzanne and Robert Robotti Foundation, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 4,765
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 4,765

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    4,765

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 258,183
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 258,183

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    258,183

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.6%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 253,418	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 253,418	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    253,418

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.4%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 178,963
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 178,963

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    178,963

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    6.0%

---

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
    Ravenswood Investments III, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 74,455
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: 74,455

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    74,455

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.5%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Statement on Schedule 13D relating to shares of Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as amended by Amendment No. 1 and No. 2 thereto, filed on March 23, 2007 and October 19, 2007 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,784 shares of the Common Stock held by Robotti & Company is $33,792.97 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 551,427 shares of the Common Stock held by Robotti Advisors is $2,821,605.47 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9,578.93 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

The aggregate purchase price of the 178,963 shares of the Common Stock held by RIC is $1,272,263.52 (including brokerage fees and expenses). All of the shares of Common Stock held by RIC were paid for using its working capital.

The aggregate purchase price of the 74,455 shares of the Common Stock held by RI is $361,057.88 (including brokerage fees and expenses). All of the shares of Common Stock held by RI were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of January 7, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)(6)	815,394	0	815,394	27.1%
ROBT (1)(2)(3)	557,211	0	557,211	18.5%
Robotti & Company (1)(2)	5,784	0	5,784	**
Robotti Advisors (1)(3)	551,427	0	551,427	18.3%
Suzanne Robotti (1)(4)	4,765	0	4,765	**
Robotti Foundation(1)(4)	4,765	0	4,765	**
Wasiak (1)(4)(5)(6)	258,183	0	258,183	8.6%

RMC (1)(5)(6)	253,418	0	253,418	8.4%
RIC (1)(5)	178,963	0	178,963	6.0%
RI (1)(6)	74,455	0	74,455	2.5%

[*] Based on 3,009,707 shares of Common Stock, Par Value $0.20 per share, outstanding as of November 13, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 29, 2007.
[**] Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,784 shares of Common Stock owned by the discretionary customers of Robotti & Company.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 551,427 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(4) Each of Messrs. Robotti and Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.

(5) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 178,963 shares of Common Stock owned by RIC.

(6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 74,455 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock during the past sixty days by the Reporting Persons. All such transactions were made by Robotti Advisors in the open market.

Transactions in Shares Within the Past Sixty Days

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share
Robotti Advisors' Advisory Clients	11/21/2007	450	BUY	$4.2556
Robotti Advisors' Advisory Clients	11/30/2007	2,000	BUY	$4.50
Robotti Advisors' Advisory Clients	12/03/2007	2,900	BUY	$4.20
Robotti Advisors' Advisory Clients	12/04/2007	2,400	BUY	$4.25
Robotti Advisors' Advisory Clients	12/20/2007	500	BUY	$4.10
Robotti Advisors' Advisory Clients	12/20/2007	200	BUY	$4.29
Robotti Advisors' Advisory Clients	12/21/2007	300	BUY	$4.3133
Robotti Advisors' Advisory Clients	12/27/2007	4,297	BUY	$4.20
Robotti Advisors' Advisory Clients	12/27/2007	1,510	BUY	$4.2205
Robotti Advisors' Advisory Clients	12/28/2007	992	BUY	$4.23
Robotti Advisors' Advisory Clients	12/28/2007	600	BUY	$4.2548
Robotti Advisors' Advisory Clients	12/31/2007	1,100	BUY	$4.20
Robotti Advisors' Advisory Clients	12/31/2007	812	BUY	$4.2192
Robotti Advisors' Advisory Clients	01/02/2008	31,858	BUY	$4.0363
Robotti Advisors' Advisory Clients	01/02/2008	40,778	BUY	$4.004

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not Applicable.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2008

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                                   Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
        Name: Robert E. Robotti   Name: Robert E. Robotti
        Title: President and Treasurer   Title: President and Treasurer

                                                                           Suzanne and Robert Robotti Foundation, Incorporated

/s/ Suzanne Robotti   By: /s/ Robert E. Robotti
Suzanne Robotti   Name: Robert E. Robotti
                                                                                 Title: Director

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
        Name: Robert E. Robotti   Its General Partner
        Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                                                 Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
        Its General Partner

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: Managing Member